RBB BANK AG



RBB Bank Aktiengesellschaft
Burgring 16, 8010 Graz, Austria
Tel.  011-43/316/8072-354
Fax   011-43/316/8072-392
E-Mail:   HStrauss@rbb-bank.co.at


From:          Herbert StrauB
To:            Perma Fix
                 Dr. Louis Centofanti  001-404-847-9977
Copies to:     Conner & Winters
                 Irwin Steinhorn, Esq. 001-405-232-2695
               JW Genesis
                 Paul Mannion          001-404-239-9967
Date:          28.04.99


Dear Lou!

Please find attached the final conversion notices for the conversion that we agreed upon on the 20th. As you can see the total conversion was lowered from the original 4.920 preferred shares to 4.563.

As discussed you will also redeem 750 preferred shares.

On the remaining 4.187 preferred shares my clients will put a 1,5$ floor price for a two year period. They further grant you the right to redeem any or all the preferred shares during the next 12 month, during which the clients will not make any other conversions, at 1.100$ + interest and thereafter at 1.200$ + interest, at which time the clients shall have 5 businessdays to exercise their conversionright after you inform them of your redemptionintend.

As I told you I am flying to the US tomorrow and will be back in the office on monday to complete any other paperwork that may be necessary.

Very truly yours,

/s/ Herbert Strauss

Herbert Strauss